September 22, 2016

The Secretary

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-9303

Attn.:	Ms. Anne Nguyen Parker Assistant Director
Office of Transportation and Leisure

Re:	SenesTech, Inc.
Draft Registration Statement on Form S-1
Submitted August 3, 2016
CIK No. 0001680378

Dear Ms. Parker:

On behalf of SenesTech, Inc. (the “Company”), as a follow up to our letter submitted to you dated September 21, 2016, and in accordance with our phone call with Don Field held on September 22, 2016, we submit this letter to you as an additional response to comment No. 1 of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced filing, which comments were received by the Company in a letter from the Staff dated August 30, 2016. Specifically, enclosed with this letter please find mock-ups of the cover artwork to be presented in the preliminary prospectus.

Please direct all correspondence, notices and orders issued with respect to this matter to the undersigned. If you would like to discuss this matter by telephone, my direct line is (206) 676-7118.

Sincerely,

Summit Law Group, PLLC
a professional limited liability company

/s/ Andrew W. Shawber

Andrew W. Shawber

cc:	Loretta P. Mayer and Thomas C. Chesterman (SenesTech, Inc.)
Laura A. Bertin

Enclosures.

SAFE FOR HANDLERS

SAFE FOR THE ENVIRONMENT

REVOLUTIONARY TECHNOLOGY FOR PEST MANAGEMENT TARGETS THE ROOT CAUSE: **REPRODUCTION**

SAFE FOR NON-TARGET SPECIES

43%

REDUCTION IN RAT POPULATION
NEW YORK SUBWAY STUDY FEB. 2013

96%

REDUCTION IN LITTER SIZE
USDA 3RD PARTY STUDY SUMMER 2015

senestech
Sound science. Effective solutions.
THE NEW PARADIGM IN PEST MANAGEMENT

20% OF THE WORLD'S STORED FOOD IS CONTAMINATED OR CONSUMED BY RODENTS[1]

20%

FOUR PAIRS OF BREEDING ADULT RATS AND THEIR PROGENY CAN PRODUCE **UP TO 15 MILLION RATS** IN ONE YEAR[2]

15,000,000

RATS CAUGHT IN A NYC STUDY WERE FOUND TO BE CARRYING MORE THAN **20 PATHOGENS THAT CAUSE DISEASE IN HUMANS**[3]

>20

12-15,000 CHILDREN ARE POISONED ACCIDENTALLY BY RODENTICIDES EACH YEAR[4]

1. World Food Program 2. World Health Organization 3. Firth et.al. Detection of zoonotic pathogens and characterization of novel viruses carried by commensal Rattus norvegicus in New York City. September/October 2014 Mbio American Society for Microbiology publication 4. American Ass'n of Poison Control Centers